THE INFORMATION IN THIS PRICING SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PRICING SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE OR JURISDICTION WHERE THE OFFER AND SALE IS NOT PERMITTED.

Rule 424(b)(2)
Registration Statement No. 333-131159
Fixed Rate Notes: CUSIP 125581AU2
Floating Rate Notes: CUSIP 125581AT5

PRELIMINARY PRICING SUPPLEMENT NO. 2
Subject to Completion, dated February       , 2006 to
Prospectus, dated January 19, 2006 and
Prospectus Supplement, dated January 20, 2006

CIT GROUP INC.

C$     Floating Rate Senior Notes due February 10, 2009
C$     % Senior Notes due February 10, 2011

(X) Senior Note	( ) Subordinated Note

Principal Amount:	C$ of Fixed Rate Notes; C$ of Floating Rate Notes.

Proceeds to Issuer:	% or C$ for the Fixed Rate Notes; % or C$ for the Floating Rate Notes.

Agents’ Commission:	0.35% or C$ for the Fixed Rate Notes; 0.25% or C$ for the Floating Rate Notes.

Issue Price:	% or C$ for the Fixed Rate Notes; 100.00% or C$ for the Floating Rate Notes.

Original Issue Date:	February 10, 2006 for the Fixed Rate Notes and the Floating Rate Notes.

Maturity Date:

February 10, 2011 for the Fixed Rate Notes and February 10, 2009 for the Floating Rate Notes, provided that if any such day is not a Business Day, the required payment of principal and interest will be made on the following day which is a Business Day as if it were made on the date this payment was due, and no interest will accrue as a result of this delayed payment.

Interest Rate for Fixed Rate Notes:	The Fixed Rate Notes will bear interest at an annual rate of %.

Interest Rate Basis for the Floating Rate Notes:	CDOR.

Index Maturity for the Floating Rate Notes:	Three months.

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Maximum Aggregate Offering Price	Amount of Registration Fee (2)

% Senior Notes due February 10, 2011	$	%	$
Floating Rate Senior Notes due February 10, 2009	$	%	$

(1) The Amount to be Registered is presented in U.S. Dollars for purposes of the Calculation of Registration Fee and is calculated based on an U.S. Dollar to Canadian Dollar exchange rate of $1.00 to C$     .
(2) This Registration Fee is calculated pursuant to Rule 457(o) under the Securities Act.

It is expected that the Notes will be ready for delivery in book-entry form on or about February 10, 2006.

CIBC World Markets Inc.		RBC Capital Markets

BMO Nesbitt Burns Inc.	Merrill Lynch Canada Inc.	Scotia Capital Inc.

Spread for the Floating Rate Notes:	+ basis points ( %).

Interest Rate Calculation for the Floating Rate Notes:	CDOR determined on the Interest Determination Date plus the Spread.

Initial Interest Rate for the Floating Rate Notes:	CDOR determined on the Original Issue Date plus the Spread.

Specified Currency:	Canadian Dollars (C$).

Delivery:	The Notes are expected to be delivered in book-entry form only, to purchasers through The Canadian Depository for Securities Limited.

Form:	Global Notes.

Denominations:	The Notes will be issued only in denominations of C$150,000 and integral multiples of C$1,000 in excess thereof.

Interest Reset Dates for the Floating Rate Notes:

Quarterly on February 10, May 10, August 10, and November 10 of each year, commencing on May 10, 2006, provided that if any such day would otherwise fall on a day that is not a Business Day, then the Interest Reset Date will be the next succeeding Business Day.

Interest Payment Dates:

Interest will be paid on the Fixed Rate Notes on the Maturity Date and semiannually, in equal installments, on February 10 and August 10 of each year, commencing on August 10, 2006, provided that if any such day is not a Business Day, the payment will be made on the next Business Day as if it were made on the date this payment was due, and no additional interest will accrue as a result of this delayed payment.

Interest will be paid on the Floating Rate Notes on the Maturity Date and quarterly on February 10, May 10, August 10, and November 10 of each year, commencing on May 10, 2006, provided that if any such day (other than the Maturity Date) is not a Business Day, then the Interest Payment Date will be postponed to the following day that is a Business Day, and interest will accrue through the date thereof.

Accrual of Interest/Day Count Convention:

For the Fixed Rate Notes, interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to, but excluding, the applicable Interest Payment Date. The day count convention for the Fixed Rate Notes will be Actual/Actual (Canadian Compound Method).

Accrued interest with respect to the Floating Rate Notes will be computed by adding the Interest Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The “Interest Factor” for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 365. The day count convention for the Floating Rate Notes will be Actual/365 (fixed).

Interest Determination Date for the Floating Rate Notes:	Each Interest Reset Date.

Redemption of Fixed Rate Notes:

At the option of the Issuer, the Fixed Rate Notes will be redeemable, in whole or in part, from time to time prior to maturity, on not more than 60 and not less than 30 days’ prior notice, at a redemption price equal to the greater of par and the Canada Yield Price together in each case with accrued and unpaid interest to the date of redemption.

Maximum Interest Rate for the Floating Rate Notes:	Maximum rate permitted by New York law.

Minimum Interest Rate for the Floating Rate Notes:	0.0%.

Exchange Listing:	None.

Other Provisions:

“Fixed Rate Notes” means the C$     % Senior Notes due February 10, 2011.

“Floating Rate Notes” means the C$     Floating Rate Senior Notes due February 10, 2009 and together with the Fixed Rate Notes, the “Notes.”

“CDOR” means the three month bankers’ acceptance rate as reported on Reuters CDOR Page on the Original Issue Date and on each Interest Determination Date thereafter, as applicable.

“Reuters CDOR Page” means the display designated as page “CDOR” on the Reuters Monitor Money Rates Service (or such other page as may replace the CDOR page on that service for the purpose of displaying bankers’ acceptance rates of banks and investment dealers).

“Canada Yield Price” means the price, calculated on the business day preceding the date on which the Issuer gives notice of redemption, equal to the net present value of all scheduled payments of interest (other than accrued and unpaid interest) and principal on the Notes to be redeemed, using a discount rate equal to the sum of the Canada Yield and basis points.

“Canada Yield” means, on any date, the yield to maturity on such date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity approximately equal to the remaining term to maturity of the Notes to be redeemed. The Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by the Issuer.

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York or Toronto.

“Issuer” means CIT Group Inc.

Trustee, Registrar, Authenticating Agent, U.S. Calculation Agent and U.S. Paying Agent:	JPMorgan Chase Bank, N.A.

Canadian Paying Agent:	Computershare Trust Company of Canada

		Principal Amount	Principal Amount
Agents:	Agent	Fixed Rate Notes	Floating Rate Notes

CIBC World Markets Inc.
RBC Dominion Securities Inc.
BMO Nesbitt Burns Inc.
Merrill Lynch Canada Inc.
Scotia Capital Inc.

Total

CUSIP:	The CUSIP number for the Fixed Rate Notes is 125581AU2; the CUSIP number for the Floating Rate Notes is 125581AT5.

Depository Services

          Except as otherwise provided below, the Notes will be issued in “book-entry only” form and must be purchased or transferred through participants (“Participants”) in the depository service of The Canadian Depository for Securities Limited or a successor (“CDS”), which include securities brokers and dealers, banks and trust companies. On the closing date of the offering, the Issuer will cause a global certificate or certificates representing the Notes (each, a “Global Note”) to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of a Note will be entitled to a certificate or other instrument from the Issuer or CDS evidencing that holder’s ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such purchaser. Each purchaser will receive a customer confirmation of purchase from the registered dealer from which the Note is purchased in accordance with the practices and procedures of that registered dealer. Practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Notes.

          Notes will be issued in fully registered form to holders or their nominees other than CDS or its nominee if (i) an Event of Default (as defined in the Indenture dated as of January 20, 2006, between the Issuer and JPMorgan Chase Bank, N.A.) occurs and is continuing, (ii) the Issuer is notified that CDS has been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) after the original issuance of the Notes or has announced an intention permanently to cease business or has in fact done so and no alternative clearance system is available, or (iii) the Issuer, after notice to Computershare Trust Company of Canada, the Canadian Paying Agent, determines to issue the Notes in definitive form.

Transfers

          Transfers of ownership in the Notes will be effected only through records maintained by CDS or its nominee for such Notes with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Purchasers who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interest in the Notes, may do so only through Participants.

          The ability of a purchaser to pledge a Note or otherwise take action with respect to such purchaser’s interest in a Note (other than through a Participant) may be limited due to the lack of a physical certificate.

Payment of Interest and Principal

          Except in the case of payment on maturity, in which case payment may be made on surrender of the Global Note, payments of interest and principal on each Global Note will be made to CDS as registered holder of the Global Note. Interest payments on the Global Note will be made by check dated the date interest is payable and delivered to CDS. Payments of interest may also be made by electronic funds transferred to CDS at the option of the Issuer. Principal payments on the Global Note will be made by check dated the maturity date delivered to CDS at maturity against receipt of the Global Note. Principal payments on the Global Note may also be made by electronic funds transferred to CDS at the option of the Issuer. As long as CDS is the registered holder of the Global Note, CDS will be considered the sole owner of the Global Note for the purpose of receiving payment on the Notes and for all other purposes under the Indenture and the Notes.

          The Issuer expects that CDS, upon receipt of any payment of principal or interest in respect of a Global Note, will credit Participants’ accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of CDS. The Issuer also expects that payments of principal and interest by Participants to the owners of beneficial interests in such Global Note held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such Participants. The responsibility and liability of the Issuer, the Canadian Paying Agent and the Paying Agent in respect of Notes represented by any such Global Note is limited to making payment of any principal and interest due on such Global Note to CDS.